Exhibit 20.1

FOR FURTHER INFORMATION CONTACT:
Jacque Underdown (831) 761-4741

FOR IMMEDIATE RELEASE

GRANITE CONSTRUCTION ANNOUNCES
FOURTH QUARTER AND FISCAL YEAR 2003 RESULTS

Watsonville, California (February 18, 2004) Granite Construction Incorporated (NYSE:GVA) today announced that net income for its fourth quarter ended December 31, 2003 was $13.9 million or $0.34 per diluted share versus $11.3 million or $0.28 per diluted share for the same period last year. Revenue for the quarter totaled $492.7 million compared with $452.9 million for the fourth quarter ended December 31, 2002.

New awards for the fourth quarter included a $216.7 million Design/Build transit project in New York, a $25.0 million share of a joint venture highway improvement project in Nevada and a $38.9 million interchange project in Florida.

2003 Results

For the year ended December 31, 2003, net income was $60.5 million or $1.48 per diluted share versus $49.3 million or $1.21 per diluted share for the year ended December 31, 2002. Results in 2003 include $18.4 million in pre-tax income related to the sale of the State Route 91 tollroad franchise by the California Private Transportation Corporation, of which Granite is a 22.2% limited partner. Revenue for the year totaled $1.84 billion as compared with $1.76 billion in 2002.

General and administrative expenses for the year totaled $151.9 million or 8.2% of revenue compared with $146.5 million or 8.3% of revenue for 2002. The increase relates primarily to general and administrative expenses associated with our Wilder Construction Company (Wilder) subsidiary and our expansion into Northern California, both of which were first reflected in our costs in May 2002.

Operating income for the year ended December 31, 2003 totaled $74.6 million versus $78.1 million for the same period in 2002. Backlog at December 31, 2003 totaled a record $1.99 billion an increase of $129.3 million or 7.0% over the amount recorded on December 31, 2002. New awards for the year totaled $1.97 billion compared with $2.24 billion in 2002.

2003 Results by Segment

Total revenue in the Branch Division for the year ended December 31, 2003 was $1.15 billion versus $1.19 billion in 2002. Branch Division revenue in 2003 includes $199.5 million from our Wilder subsidiary versus $155.4 million in 2002. As previously noted, Wilder became a majority-owned subsidiary on April 30, 2002. Excluding Wilder, Branch Division revenue decreased $79.2 million or 7.7% from 2002 to 2003 reflecting a decrease in construction revenue which was partially offset by an increase in revenue from the sale of construction materials. The increase in revenue from construction materials was due to increases in both quantities sold and average sales price.

The Heavy Construction Division (HCD) revenue for the year ended December 31, 2003 totaled $691.8 million versus $576.9 million for the same period last year. The 19.9% increase in revenue was due primarily to a higher backlog at the beginning of 2003. Geographically this revenue growth came from projects in the South and from our Granite Halmar location in New York.

William G. Dorey, President and Chief Executive Officer, said, “We are very pleased with the overall results for the year. The performance turned in by our Branch Division is particularly admirable in light of the fiscal crisis in California and the competitive pressures many of our branches were, and continue to be, confronted with.”

2004 Outlook

Looking ahead, Dorey stated, “The primary focus of both divisions this year is on relentless execution of the existing backlog. We expect 2004 to be a strong year for HCD and believe that the division is poised for a significant increase in earnings performance. The division continues to pursue a large list of sizeable projects around the country in both highway and transit construction. The outlook for new projects will be positively affected if a reauthorization bill is passed that adequately funds transportation and enables the states to increase their investment in the nation’s infrastructure over the current levels. On February 13th, the Senate passed a 6-year transportation bill allotting $318.0 billion for highway, transit and safety projects. Congress and the Bush Administration continue to debate the size of the final bill, which could ultimately range anywhere between the $256.0 billion proposed by the Bush Administration and the $375.0 billion being proposed in the House of Representatives.”

“We are encouraged by the Branch Division’s performance in 2003. However, we remain cautious about 2004 as our California branches will be contending with more transportation funding cuts. On January 9th, California Governor Schwarzenegger proposed his 2004 budget that, if passed, includes significant reductions in funding for public sector projects. While a healthy private sector market is expected to help mitigate the continued erosion of public works opportunities in the West, the Branch Division will likely be challenged in 2004 to perform at the level it did in 2003,” Dorey stated.

Granite, a member of the S&P 400 Midcap Index, is one of the nation’s largest diversified heavy civil contractors and construction materials producers. Granite Construction serves public and private sector clients through its offices nationwide. For more information about the company, please visit their website at www.graniteconstruction.com.

This press release contains forward-looking statements, such as statements related to the existence of bidding opportunities and economic conditions on the Company’s future results. Additionally, forward-looking statements include statements that can be identified by the use of forward-looking terminology such as “believes,” “expects,” “appears,” “may,” “will,” “should,” or “anticipates,” or the negative thereof or comparable terminology, or by discussions of strategy.

All such forward-looking statements are subject to risks and uncertainties that could cause actual results of operations and financial condition and other events to differ materially from those expressed or implied in such forward-looking statements. Specific risk factors include, without limitation, changes in the composition of applicable federal and state legislation appropriation committees; federal and state appropriation changes for infrastructure spending; the general state of the economy; job productivity; accuracy of project estimates; weather conditions; competition and pricing pressures; and state referendums and initiatives. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Granite undertakes no obligation to revise or update publicly any forward-looking statements to conform the statement to actual results or changes in the Company’s expectations.

For further information regarding risks and uncertainties associated with Granite’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Quantitative and Qualitative Disclosures About Market Risk” sections of Granite’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Granite’s investor relations department at (831) 724-1011 or at Granite’s website at www.graniteconstruction.com.